UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-35764

A. Full title of the plan and the address of the plan if different from that of the issuer named below:
PBF ENERGY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PBF ENERGY INC.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

PBF ENERGY RETIREMENT SAVINGS PLAN

*All other schedules required by 29 CFR. §2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PBF Holding Company LLC Retirement Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the PBF Energy Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Friedman LLP

East Hanover, NJ
June 27, 2016

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value	$148,323,213	$122,267,436

Receivables:
Employer contributions	444,185	42,157
Participant contributions	651,297	55,374
Notes receivable from participants	5,322,544	5,185,107
	6,418,026	5,282,638

Total assets	154,741,239	127,550,074

Net assets available for benefits	$154,741,239	$127,550,074

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(4,288,078)
Interest and dividends	3,696,974
Total investment loss	(591,104)

Interest income on notes receivable from participants	214,444

Contributions:
Participants	19,399,513
Employer	13,155,312
Rollover	1,899,561
Total contributions	34,454,386

Total additions	34,077,726

Deductions
Benefits paid to participants	6,873,638
Administrative expenses	12,923
Total deductions	6,886,561

Net increase in net assets available for benefits	27,191,165

Net assets available for benefits:
Beginning of year	127,550,074
End of year	$154,741,239

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF PLAN

General
The PBF Energy Retirement Savings Plan (the “Plan”) is a qualified retirement plan covering certain of PBF Energy Inc.'s and its subsidiaries' employees in the United States (“U.S.”). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used in this report, the term “PBF Energy” or the “Company” may refer, depending upon the context, to PBF Energy Inc., one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
PBF Holding Company LLC ("PBF Holding"), a subsidiary of PBF Energy, is the Plan sponsor. PBF Energy is a publicly traded independent petroleum refining company with four refineries in the U.S. and approximately 2,300 employees, which includes 500 employees from our Chalmette Refinery, located outside of New Orleans, Louisiana, acquired during the fourth quarter in 2015.

The PBF Holding Company LLC Retirement Plans Administrative Committee (the “Administrative Committee”), which consists of persons selected by PBF Holding, is the Plan Administrator. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Employees at PBF Energy's U.S. locations are eligible to participate in the Plan on the first day of the month following the completion of thirty days of service with the Company. Contractors and part-time employees are excluded from participating in the Plan.

Contributions
Eligible employees may make pre-tax contributions of a percentage of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (the “Code”) limitations. Participants may also make designated Roth 401(k) contributions to the Plan. The Code established an annual contribution limit of $18,000 and $17,500 for the years ended December 31, 2015 and 2014. Participants 50 years of age or older can contribute an additional catch-up contribution of up to $6,000 and $5,500 for the years ended December 31, 2015 and 2014, respectively.

The Plan sponsor makes safe-harbor matching contributions in the amount of 200% of each participant’s elective deferral that does not exceed 3% of compensation for the plan year, as defined by the Plan. The safe-harbor matching contributions are 100% vested immediately. Eligible employees may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Investment Options
Participants direct 100% of their contributions into investments offered by the Plan. The Plan offers as investment options various Vanguard mutual fund accounts and PBF Energy Class A common stock. Participants can elect to allocate up to 10% of their contributions to PBF Energy Class A common stock. During 2014, the Plan added Vanguard common collective trust funds as additional investment options. During 2015 these investment options were replaced by mutual funds. Participants may change their investment options in accordance with rules established by the Plan Administrator.

The Pension Protection Act created the Qualified Default Investment Alternative (the “QDIA”) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan Administrator selected the Vanguard Target Retirement Fund with the target date closest to the participant’s estimated retirement date as its QDIA.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect the participant’s contributions, the Company matching contributions and withdrawals, income, expenses, and investment gains and losses attributable to the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately 100% vested in their participant accounts.

Notes Receivable from Participants
Participants may borrow from their account balance, up to the lesser of 50% of the vested balance or $50,000. The interest rate on loans is established based on the prime rate plus 1%. The interest rate as of December 31, 2015 was 4.50%. The loan repayment schedule can generally be no longer than 60 months, except in the case of a loan for the purchase of a participant's principal residence which can be up to 120 months. Principal and interest is paid ratably through payroll deductions. Effective January 1, 2015, participants are subject to a 90 day waiting period between paying off a loan and obtaining a new loan.

Payment of Benefits
Participants receive the full amount of their vested account balances in the event of normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after the age of 59 ½. Certain hardship withdrawals are also permitted. Distributions may be made in a lump-sum payment, joint and survivor annuities or pre-retirement survivor annuities, at the Participant's election. Generally, required minimum distributions begin no later than the April 1st following the later of the end of the year a participant turns 70 ½ or separation from service.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant, as determined by the Plan Administrator. Permissible circumstances for hardship withdrawals include medical expenses, education expenses

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

and costs directly related to the purchase of a principal residence and such other circumstances as the Plan Administrator may determine based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after a hardship withdrawal.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets, reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a deemed distribution is recorded.

Investment Valuation
Plan investments are presented at their fair value. A fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect management’s own assumptions.

The valuation methods used to value Plan investments are as follows.

Mutual funds –Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that value. The mutual funds are deemed to be actively traded and are classified as Level 1 investments.

Common collective trust – Valued at fair value as determined by the issuers of the funds based on the fair value of the underlying investments. The fair value of the Plan’s investment is based on its

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

proportionate ownership of the underlying investments and are classified as Level 2 investments. There are no imposed restrictions as to the redemption of this investment.

Common stock –Valued at the daily closing price as reported by the Stock Exchange. PBF Energy’s Class A common stock trades on the New York Stock Exchange and is actively traded and are classified as Level 1 investments.

Income Recognition
Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments, based on the value of assets at the beginning of the year or at the time of purchase during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Plan expenses not paid by the Company are paid out of Plan assets provided that such payment is consistent with ERISA.

Management Fees and Operating Expenses
Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected in the net depreciation in fair value of such investments.

Recent Accounting Pronouncements
In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however plans are no longer required also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. The amendments are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan elected to adopt ASU 2015-12 as of and for the year ended December 31, 2015. The applicable amendments of ASU 2015-12 have been applied retrospectively to all periods presented, which resulted in the elimination of the disclosures of individual investments that represent 5 percent or more of net assets available for benefits and of the net appreciation or depreciation in fair value of investments by general type.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3 - FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges or published NAV's and are categorized in Level 1 of the fair value hierarchy.

•
Common collective trusts are stated at fair value as determined by the issuers of the funds based on the fair value of the underlying investments. The fair value of the Plan’s investment is based on its proportionate ownership of the underlying investments and are categorized in Level 2 of the fair value hierarchy. There are no imposed restrictions as to the redemption of this investment.

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2015
Mutual Funds
Short-term reserves	$5,142,222	$—	$—	$5,142,222
Bond funds	8,430,337	—	—	8,430,337
Balanced funds	81,135,045	—	—	81,135,045
Domestic stock funds	43,794,578	—	—	43,794,578
International stock funds	8,031,478	—	—	8,031,478
Total Mutual Funds	146,533,660	—	—	146,533,660

PBF Energy Inc. Class A common stock	1,789,553	—	—	1,789,553

Investments, at fair value	$148,323,213	$—	$—	$148,323,213

There were no Level 2 and Level 3 investments as of December 31, 2015.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2014
Mutual funds
Short-term reserves	$4,168,327	$—	$—	$4,168,327
Bond funds	6,414,442	—	—	6,414,442
Balanced funds	8,361,909	—	—	8,361,909
Domestic stock funds	36,510,747	—	—	36,510,747
International stock funds	6,068,698	—	—	6,068,698
Total Mutual Funds	61,524,123	—	—	61,524,123

Common Collective Trust Funds
Target retirement trusts	—	59,695,867	—	59,695,867
Total Common Collective Trusts Funds	—	59,695,867	—	59,695,867

PBF Energy Inc. Class A common stock	1,047,446	—	—	1,047,446

Investments, at fair value	$62,571,569	$59,695,867	$—	$122,267,436

There were no Level 3 investments as of December 31, 2014.

In 2014, $50,329,106 was moved from certain mutual fund investments to common collective trust investments in order to increase diversification and decrease volatility, which resulted in a transfer from Level 1 assets to Level 2 assets. In 2015, $70,338,855 was moved from certain common collective trust investments to mutual fund investments in order to reduce the cost of running the investment, as these mutual funds offer a lower expense ratio.

4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5 - INCOME TAX STATUS

The Company adopted a pre-approved prototype plan offered by the Plan’s trustee. The Internal Revenue Service has determined that the prototype plan, by letter dated May 28, 2014, is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the code.

The Plan Administrator believes the Plan is no longer subject to examination by tax authorities for years prior to 2012.

6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of mutual fund and common collective trust accounts managed by Vanguard, the trustee of the Plan. In addition, the Plan allows for loans to participants and investment in PBF Energy’s Class A common stock. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record-keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

During 2015, the Company failed to remit to the plan’s trustee certain employee contributions totaling approximately $1,280,000 within the period prescribed by the Department of Labor regulations. Delays in remitting contributions to the trustee were due to administrative errors, and the Company has or will make contributions to the affected participants’ accounts to compensate those participants for potential lost income due to these delays.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 26-2050373 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

				Description of investment, including
		Identity of issuer, borrower,		maturity date, rate of interest,	Current
(a)*	(b)	lessor, or similar party	(c)	collateral, par or maturity value (d) **	(e) Value
*		PBF Energy Inc.		Class A Common Stock	$1,789,553
*		The Vanguard Group		Vanguard Institutional Index	12,912,221
*		The Vanguard Group		Vanguard Int'l Growth Admiral Shares	8,031,478
*		The Vanguard Group		Vanguard Mid-Cap Growth	10,715,633
*		The Vanguard Group		Vanguard Morgan Growth Admiral Shares	5,804,564
*		The Vanguard Group		Vanguard Prime Money Mkt	5,142,222
*		The Vanguard Group		Vanguard Sm-Cap Index Institutional	8,129,793
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2010	914,518
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2015	5,841,969
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2020	11,909,634
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2025	11,223,775
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2030	9,949,624
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2035	9,404,076
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2040	6,940,835
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2045	6,455,886
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2050	3,824,938
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2055	1,830,983
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2060	916,520
*		The Vanguard Group		Vanguard Institutional Target Retirement Inc	2,358,199
*		The Vanguard Group		Vanguard Total Bd Mkt Indx Admiral Shares	8,430,337
*		The Vanguard Group		Vanguard Wellington Admiral Shares	9,564,088
*		The Vanguard Group		Vanguard Windsor II Admiral Shares	6,232,367
					148,323,213

*		Participants		Participant loans maturing 2016 to 2025 at interest rates of 4.50%	5,322,544
					$153,645,757

*		Denotes party-in-interest to the Plan.
**		Omitted all participant-directed transactions under an individual account plan.

See accompanying report of independent registered public accounting firm.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 26-2050373 PLAN NO. 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2015

				Total that Constitutes Nonexempt Prohibited Transactions
Identity of Party Involved	Relationship to Plan	Description of Transaction	Late Participant Loan Repayments Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Participant Contributions Transferred Late to Plan

PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2015, the Plan Sponsor failed to remit timely to the Plan's Trustee multiple participant salary deferrals totaling $1,280,350	Yes	$—	$—	$1,280,350	$1,280,350

See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the PBF Holding Company LLC Retirement Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Energy Retirement Savings Plan

Date:	June 27, 2016	By:	/s/ John E. Luke
John E. Luke Chairman of the PBF Holding Company LLC Retirement Plans Administrative Committee Treasurer, PBF Energy Inc.